UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2025

COMMISSION FILE NUMBER 000-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Execution Version

AMENDMENT NO. 3 TO EQUITY PURCHASE AGREEMENT

THIS AMENDMENT NO. 3 TO THE EQUITY PURCHASE AGREEMENT is entered into this 26th day of June, 2025 (this “Amendment”), by and among (a) OCI N.V., a public company with limited liability (naamloze vennootschap) incorporated under the Laws of the Netherlands, with its statutory seat in Amsterdam, the Netherlands and registered with the trade register of the Dutch Chamber of Commerce under number 56821166 (“Omega”), (b) Iapetus B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the Laws of the Netherlands, with its statutory seat in Amsterdam, the Netherlands and registered with the trade register of the Dutch Chamber of Commerce under number 52116220 (the “US Direct Seller”), (c) OCI Chem 2 B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the Laws of the Netherlands, with its statutory seat in Amsterdam, the Netherlands and registered with the trade register of the Dutch Chamber of Commerce under number 62821318 (the “JV Holdco Direct Seller”), (d) OCI Chem 3 B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the Laws of the Netherlands, with its statutory seat in Amsterdam, the Netherlands and registered with the trade register of the Dutch Chamber of Commerce under number 62824384 (the “NL Direct Seller” and, together with the US Direct Seller and the JV Holdco Direct Seller, the “Direct Sellers” and each a “Direct Seller”), (e) Methanex US Operations Inc., a Delaware corporation (the “US Buyer”), (f) Methanex Dutch Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the Laws of the Netherlands, with its statutory seat in Amsterdam, the Netherlands and registered with the trade register of the Dutch Chamber of Commerce under number 94519633 (the “NL Buyer” and, together with the US Buyer, the “Buyers” and each a “Buyer”), and (g) Methanex Corporation, a corporation continued and existing under the laws of Canada (“Parent”). Each of Omega, the Direct Sellers, the Buyers and Parent is referred to herein as a “Party” and together the “Parties”. Except as otherwise indicated herein or unless the context otherwise requires, capitalized terms used but not defined herein shall have the meanings ascribed thereto in the EPA (as defined below).

WHEREAS, the Parties have entered into that certain Equity Purchase Agreement, dated as of September 8, 2024 (as amended by that certain Amendment No. 1 to the EPA, dated as of November 26, 2024, and by that certain Amendment No. 2 to the EPA, dated as of February 28, 2025, the “EPA”);

WHEREAS, pursuant to Section 8.8 of the EPA, the EPA may be amended by an instrument in writing signed on behalf of each of the parties to the EPA; and

WHEREAS, each Party desires to amend the EPA in certain respects as described, and subject to the terms and conditions set forth, in this Amendment.

NOW, THEREFORE, in consideration of the premises and mutual agreements hereinafter set out and of other consideration (the receipt and sufficiency of which are acknowledged), the Parties agree as follows:

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1.	Amendments to the EPA.

(a) Section 1.6 of the EPA is hereby amended and restated in its entirety as follows:

“Purchase Price Allocation. Within twenty (20) Business Days of the determination of the Final US/NL Adjustment Report pursuant to Section 1.4, Parent shall deliver to Omega a schedule (the “Purchase Price Allocation”) that reasonably allocates the aggregate consideration for the US Purchased Equity Interests and the NL Purchased Equity Interests as determined pursuant to Section 1.2(a) (including by taking into account the US/NL Adjustment Amount determined pursuant to Section 1.4) between the US Purchased Equity Interests and the NL Purchased Equity Interests; provided that, notwithstanding anything to the contrary set forth herein, the amount allocated to the NL Purchased Equity Interests as set forth in the Purchase Price Allocation shall consist solely of a portion of the consideration represented by the US/NL Closing Amount (and in no event shall include any portion of the consideration represented by the US/NL Equity Consideration Shares), any increase or decrease in the amount allocated to the NL Purchased Equity Interests to account for any portion of any payment made or received pursuant to Section 1.4(c)(i) that is attributable to adjustments with respect to the NL Company and its Subsidiaries, and any Final EUA Payments received by Omega pursuant to Section 4.22. Omega shall have a period of twenty (20) Business Days following receipt of the Purchase Price Allocation to present in writing any objections Omega may have to the Purchase Price Allocation. If no written notice of any objections to the Purchase Price Allocation is received by Parent from Omega prior to the expiration of such review period, the Purchase Price Allocation prepared by Parent shall be final, conclusive and binding upon the Parties. Parent and Omega shall act in good faith to resolve any such dispute. In the event Parent and Omega are unable to resolve any such disputes within twenty (20) Business Days of the date of Parent’s receipt of the written dispute notice from Omega (or such longer period as Parent and Omega otherwise agree in writing (email being sufficient for such purposes)), any amounts remaining in dispute shall be submitted for resolution to the Accounting Firm, who shall resolve any such disputes. The Accounting Firm shall allocate its fees, costs and expenses equally between Parent and Omega. Omega, Parent and each of their Affiliates shall file all U.S. federal, state, local and non-U.S. Tax Returns consistent with the Purchase Price Allocation, as finally determined pursuant to this Section 1.6.”

(b) Section 1.7(e) of the EPA is hereby amended and restated in its entirety as follows:

“At the US/NL Closing, Parent (as designee of the Buyers) shall (i) issue to Omega (or one (1) or more wholly owned Affiliate(s) of Omega designated by Omega for such purposes at least three (3) Business Days prior to the US/NL Closing) the US/NL Equity Consideration Shares, duly authorized, validly issued, fully paid and non-assessable and not subject to any option, call, preemptive, subscription or other similar rights and free and clear of all Liens, other than restrictions on transfer arising under Applicable Securities Laws, and (ii) cause the registrar and transfer agent of Parent Shares to deliver a Direct Registration System (DRS) Advice to Omega (as designee of the Direct Sellers) representing the US/NL Equity Consideration Shares, registered in Parent’s share register in the name of Omega (or, as applicable, in the name of one (1) or more wholly owned Affiliate(s) of Omega designated by Omega for such purposes at least three (3) Business Days prior to the US/NL Closing). Each of Omega and the Direct Sellers acknowledges that: (A) the US/NL Equity Consideration Shares are not, as of the US/NL Closing Date, registered under U.S. Securities Laws; (B) the US/NL Equity Consideration Shares will be issued at the US/NL Closing pursuant to an exemption from the prospectus requirements under Canadian Securities Laws; and (C) in addition to any other legend that may be required under Applicable Securities Laws, Parent shall provide written notice to Omega (or its designee) of a legend in respect of the US/NL Equity Consideration Shares in substantially the following form:

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“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS FOUR (4) MONTHS AND A DAY AFTER THE DISTRIBUTION DATE].””

(c) Section 1.8(e) of the EPA is hereby amended and restated in its entirety as follows:

“At the JV Holdco Closing, Parent (as designee of the Buyers) shall (i) issue to Omega (or one (1) or more wholly owned Affiliate(s) of Omega designated by Omega for such purposes at least three (3) Business Days prior to the JV Holdco Closing) the JV Holdco Equity Consideration Shares, duly authorized, validly issued, fully paid and non-assessable and not subject to any option, call, preemptive, subscription or other similar rights and free and clear of all Liens, other than restrictions on transfer arising under Applicable Securities Laws, and (ii) cause the registrar and transfer agent of Parent Shares to deliver a Direct Registration System (DRS) Advice to Omega (as designee of the Direct Sellers) representing the JV Holdco Equity Consideration Shares, registered in Parent’s share register in the name of Omega (or, as applicable, in the name of one (1) or more wholly owned Affiliate(s) of Omega designated by Omega for such purposes at least three (3) Business Days prior to the JV Holdco Closing). Each of Omega and the Direct Sellers acknowledges that: (A) the JV Holdco Equity Consideration Shares are not, as of the JV Holdco Closing Date, registered under U.S. Securities Laws; (B) the JV Holdco Equity Consideration Shares will be issued at the JV Holdco Closing pursuant to an exemption from the prospectus requirements under Canadian Securities Laws; and (C) in addition to any other legend that may be required under Applicable Securities Laws, Parent shall provide written notice to Omega (or its designee) of a legend in respect of the JV Holdco Equity Consideration Shares in substantially the following form:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS FOUR (4) MONTHS AND A DAY AFTER THE DISTRIBUTION DATE].””

(d) Section 4.7(i) of the EPA is hereby amended and restated in its entirety as follows:

“At or promptly following the later of the US/NL Closing Date and the JV Holdco Closing Date, Omega shall assign to Parent, or cause to be assigned to Parent, its (or its applicable Affiliate’s) rights with respect to the Target Companies and the Target Confidential Information (for the avoidance of doubt, excluding any rights with respect to any standstill provisions, any Omega Companies, any Omega Confidential Information, any former Affiliates of Omega (other than the Target Companies and the Company Joint Venture Entities) or Confidential Information (as defined in the applicable confidentiality agreement entered by Omega or its Affiliates with a third party in connection with the potential Transactions (collectively, the “Third Party Confidentiality Agreements”)) relating to any former Affiliates of Omega (other than the Target Companies and the Company Joint Venture Entities) under the Third Party Confidentiality Agreements, to the extent the applicable Third Party Confidentiality Agreements permit such assignment.”

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(e) Section 4.12(b) of the EPA is hereby amended and restated in its entirety as follows:

“Omega and Parent acknowledge and agree (on behalf of themselves and on behalf of each of their respective Affiliates) that with respect to all Contracts between the Target Companies, on the one hand, and Omega or any other Related Person, on the other hand (the “Intercompany Obligations”), other than pursuant to the Transaction Documents, the Shared Services Agreements, the Transition Services Agreement, that certain secondment arrangement by and between [redacted: name] and [redacted: name], dated as of June 26, 2025, in respect of the employee specified therein and the intercompany obligations described on Section 4.12(b) of the Disclosure Letter, Omega shall terminate, or cause the termination of, in each case in a form reasonably acceptable to Parent, each Related Party Transaction and Intercompany Obligation prior to the Effective Time, in each case excluding any amounts payable to, or receivable from, [redacted: name] or the [redacted: name], such that each Related Party Transaction and Intercompany Obligation shall be of no further force or effect at the Effective Time, without any remaining right or liability of any kind on the part of any Target Company or Omega Company as a result of or in connection with such termination or otherwise, and Omega and Parent shall cause each of their Affiliates and other Related Persons not to take any action or assert any Action that is inconsistent with such termination.”

(f) The lead in sentence to Section 4.22 of the EPA is hereby amended and restated in its entirety as follows:

“If, during the twenty-four (24)-month period after the Effective Time, BioMCN is granted any EUA by the Dutch Emission Authority relating in whole, or in part, to Emissions Year 2014 through the period during Emissions Year 2025 that ends immediately prior to the Effective Time, Parent shall:”

(g) A new Section 4.22(d) of the EPA shall be inserted as follows:

“(d) Notwithstanding anything to the contrary in this Section 4.22, during the twenty four (24)-month period after the Effective Time, Omega shall have the right, at its sole cost and expense, to manage and control any Action initiated prior to the US/NL Closing against the Dutch Emission Authority relating to the grant, allocation, or issuance of EUAs to BioMCN in respect of Emissions Year 2014 through the period during Emissions Year 2025 that ends immediately prior to the Effective Time. Parent shall, and shall cause BioMCN and their Representatives to, reasonably cooperate with Omega (including by providing reasonable access to the employees of Parent and BioMCN who are knowledgeable about the EUAs and providing books, records, and other information reasonably requested by Omega or its Representatives in connection therewith) in connection with any such Action; provided that (i) such cooperation shall be at Omega’s sole cost and expense and shall not unreasonably interfere with the operations of Parent, BioMCN or any of their respective Affiliates, and (ii) (A) the provision of any information or access pursuant to this Section 4.22(d) will be subject to appropriate confidentiality undertakings and, if applicable, execution of customary release letters in favor of the auditors as requested by the auditors in connection with the sharing of work papers and (B) nothing in this Section 4.22(d) will require any Person to disclose information that is subject to attorney-client privilege. Omega shall keep Parent reasonably informed of the status and material developments of any such Action. Any recovery, award, or benefit obtained by Omega as a result of such Action shall be treated in accordance with the provisions of this Section 4.22.”

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(h) Section 4.27 of the EPA is hereby amended and restated in its entirety as follows:

“Registration of Parent Shares. Parent shall make all preparations necessary to file, promptly following the US/NL Closing, a Shelf Registration Statement with the SEC and a Canadian Shelf Prospectus with the Canadian Securities Regulatory Authorities in each of the provinces and territories of Canada other than the Province of Québec (or otherwise designate an existing shelf prospectus or shelf registration statement filed with the SEC or the Canadian Securities Regulatory Authorities, as the case may be, to cover one or more secondary offerings of Parent Shares), in each case registering or qualifying, as applicable, one or more secondary offerings of Parent Shares on a delayed or continuous basis pursuant to the rules and regulations of the SEC and the procedures relating to the use of a Canadian Shelf Prospectus under applicable Canadian Securities Laws, respectively, including by way of underwritten offering, block sale, and/or other distribution plan.”

(i) A new Section 4.29 of the EPA shall be inserted as follows:

“Each of Omega and Parent agrees to use commercially reasonable efforts to deliver a duly executed counterpart to that certain IT Transition Services Agreement by and between Parent and Omega, to be dated as of the US/NL Closing Date, at the US/NL Closing.”

(j) New Section 4.30(a) and Section 4.30(b) of the EPA shall be inserted as follows:

“(a) The Parties acknowledge the ongoing dispute between [redacted: name] and [redacted: name] regarding (i) the payment of outstanding utility invoices by [redacted: name] to [redacted: name] in the aggregate amount of EUR [redacted: value] (including VAT) (the “[redacted: name] Overdue Utility Invoices”), and (ii) the alleged demurrage claim asserted by [redacted: name] against [redacted: name] relating to the use of [redacted: name]’s inner jetty for the unloading of methanol during the period 2022-2024 (the “[redacted: name] Demurrage Claim”), which is currently the subject of (A) pending appeal proceedings before the Court of Appeal of Arnhem-Leeuwarden and (B) proceedings on the merits before the District Court of Groningen (collectively, the “[redacted: name] Proceedings”).

(b) Within thirty (30) days following the Closing Date, Parent shall notify Omega in writing of its election amongst either of the alternatives set forth in clauses (i) and (ii) below:

(i)

Parent may elect to transfer to Omega (or its designated Affiliate) the sole conduct and control of the [redacted: name] Proceedings, including the right to settle, compromise, pursue, or withdraw such proceedings, in Omega’s sole discretion and at Omega’s sole cost and expense (subject to reasonable cooperation by Parent and its Affiliates, including [redacted: name], as may be necessary), in which case:

(A)

any and all proceeds, recoveries, or collections (including, for the avoidance of doubt, payment of the [redacted: name] Overdue Utility Invoices) resulting from the [redacted: name] Proceedings or any settlement thereof shall be for the account of Omega (or its designated Affiliate), and Parent shall promptly pay (or caused to be paid) to Omega (or its designated Affiliate) any such amounts received by Parent or any of its Affiliates (including [redacted: name]);

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(B)

upon final resolution or settlement of the [redacted: name] Proceedings, the Parties shall make any such adjustments to the Final US/NL Adjustment Report (including Working Capital and any related items) as are necessary to reflect the value attributed to the [redacted: name] Overdue Utility Invoices and the [redacted: name] Demurrage Claim as of the Effective Time, taking into account any amounts actually recovered or paid in respect thereof (the “[redacted: name] Proceeding Adjustment); provided that, if such resolution or settlement occurs following the determination of the Final US/NL Adjustment Report in accordance with Section 1.4(c), then, notwithstanding anything to the contrary set forth in this Agreement, (x) no amounts relating to [redacted: name] Overdue Utility Invoices or the [redacted: name] Demurrage Claim shall be taken into account in the calculation of Final Working Capital, Final Transaction Expenses or Final Net Indebtedness, and (y) within ten (10) Business Days of the final resolution or settlement of the [redacted: name] Proceedings, the Parties shall recalculate the US/NL Adjustment Amount after taking into account the [redacted: name] Proceeding Adjustment and, within two (2) Business Days following such recalculation, Omega or its subsidiary or designee (on behalf of the Direct Sellers) or the Buyers or Parent (on behalf of the Buyers), as applicable, shall make the resulting additional payment to Parent (as designee of the Buyers) or Omega (as designee of the Direct Sellers), as applicable; and

(C)

Parent and its Affiliates shall provide Omega with reasonable access to relevant information, documents, and personnel as may be necessary for the conduct of the [redacted: name] Proceedings, subject to customary confidentiality and privilege protections.

(ii)	Alternatively, Parent may elect to withdraw or cause the withdrawal of the [redacted: name] Proceedings, in which case:

(A)

the Parties agree that, for purposes of the Final US/NL Adjustment Report (including the determination of Working Capital and any related items), the [redacted: name] Overdue Utility Invoices shall be treated as a valid and collectible asset of [redacted: name] as of the Effective Time, and no liability or reserve shall be established in respect of the [redacted: name] Demurrage Claim or any alleged liability relating to the use of the inner jetty;

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(B)

Parent and its Affiliates shall be solely responsible, from and after the Effective Time, for any and all arrangements, settlements, or liabilities relating to the [redacted: name] Demurrage Claim or the use of the inner jetty, and Omega and its Affiliates shall have no further liability or obligation in respect thereof; and

(C)	Omega shall have no further right to pursue or recover any amounts in respect of the [redacted: name] Overdue Utility Invoices or the [redacted: name] Demurrage Claim.”

(k) Section 5.2(a) and Section 5.2(b) of the EPA are hereby amended and restated in their entirety as follows, respectively:

“(a) Omega shall prepare and timely file, or shall cause to be prepared and timely filed, (i) all Tax Returns of each Target Company that are required to be filed in respect of any taxable period ending on or before the US/NL Closing Date (excluding, for the avoidance of doubt, the pre-US/NL Closing portion of any Straddle Period) and (ii) all Tax Returns of JV Holdco or Firewater B.V. that are required to be filed in respect of any taxable period ending on or before the JV Holdco Closing Date (excluding, for the avoidance of doubt, the pre-JV Holdco Closing portion of any Straddle Period). Such Tax Returns shall be prepared and all elections with respect to such Tax Returns shall be made in a manner consistent with past practices of each Target Company, JV Holdco or Firewater B.V., as applicable, except to the extent required by applicable Laws. Before filing any Tax Return described in this Section 5.2(a), Omega shall provide Parent with a copy of such Tax Return at least fifteen (15) days prior to the last date for timely filing such Tax Return, in the case of Tax Returns that are filed less frequently than monthly, and at least three (3) Business Days prior to the last date for timely filing such Tax Return in the case of all other Tax Returns, and Omega shall consider in good faith all reasonable comments that are provided by Parent with respect to any such draft copy not later than five (5) days prior to such due date, in the case of Tax Returns that are filed less frequently than monthly, and the earlier of (i) one (1) Business Day prior to such due date and (ii) two (2) Business Days after the receipt of such Tax Return by Parent, in the case of all other Tax Returns.

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(b) Parent shall prepare or cause to be prepared and shall timely file or cause to be timely filed (taking account of any extensions) (i) all Tax Returns of each Target Company that are required to be filed in respect of a Straddle Period after the US/NL Closing Date and (ii) all Tax Returns of JV Holdco or Firewater B.V. that are required to be filed in respect of a Straddle Period after the JV Holdco Closing Date, excluding, in each case, for the avoidance of doubt, any consolidated or combined non-U.S. Tax Return that is required to be filed by Omega or one of its Subsidiaries or Affiliates (other than the Target Companies). Any such Tax Returns shall be prepared and all elections with respect to such Tax Returns shall be made in a manner consistent with past practices of such Target Company, JV Holdco or Firewater B.V., as applicable, except (i) to the extent required by applicable Law or (ii) to the extent relating to depreciation, amortization or depletion deductions (including, for the avoidance of doubt, any applicable elections). Before filing (x) any Tax Return described in this Section 5.2(b) that is filed less frequently than monthly, Parent shall provide Omega with a copy of such Tax Return at least fifteen (15) days prior to the last date for timely filing such Tax Return (including any valid extensions) and (y) any other Tax Return described in this Section 5.2(b), Parent shall use commercially reasonable efforts to provide such Tax Return to Omega prior to the last date for timely filing such Tax Return (including any valid extensions). Parent shall consider in good faith all reasonable comments that are provided by Omega with respect to any such draft copy (A) in the case of Tax Returns that are filed less frequently than monthly, not later than five (5) days prior to such due date and (B) in the case of all other Tax Returns, the earlier of (i) one (1) Business Day prior to such due date and (ii) two (2) Business Days after the receipt of such Tax Return by Omega. Parent shall not, without the written consent of Omega (not to be unreasonably withheld, delayed or conditioned), withdraw, repudiate, amend, refile or otherwise modify, or cause or permit to be withdrawn, repudiated, amended, refiled or otherwise modified, any Tax Return filed by or in respect of any Target Company, JV Holdco or Firewater B.V. for any taxable year or period beginning before the US/NL Closing Date or the JV Holdco Closing Date (as applicable) to the extent Omega would reasonably be expected to have material liability for Taxes as a result of such action.”

(l) Section 5.3 of the EPA is hereby amended and restated in its entirety as follows:

“The Parties recognize that each Party may need access, from time to time, after the US/NL Closing Date or the JV Holdco Closing Date (as applicable), to certain accounting and Tax records and information of the Target Companies, JV Holdco and Firewater B.V. held by Omega, the Buyer Parties, any Target Company, JV Holdco or Firewater B.V.; therefore, from and after the US/NL Closing Date or the JV Holdco Closing Date (as applicable), each Party shall, and shall cause its applicable Affiliates (including the Target Companies, JV Holdco and Firewater B.V.) and Representatives to use commercially reasonable efforts to (a) retain and maintain all such records, including all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of a Target Company, JV Holdco and Firewater B.V. for each Pre-Closing Tax Period and any Straddle Period until the later of (i) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate (giving effect to any valid extensions) or (ii) six (6) years following the due date for such Tax Returns (giving effect to any valid extensions), (b) allow the other Parties, their Affiliates and Representatives (and Representatives of any of their Affiliates), upon reasonable notice and at mutually convenient times, to access employees and to inspect, review and make copies of such records (at the expense of the Party requesting the records), provided that such access shall be conducted in such a manner as not to interfere unreasonably with the normal operations of the Party providing such access, and (c) as reasonably requested by any Party, cooperate and make employees available at mutually convenient times to provide additional information or explanation of materials or documents. Any information obtained under this Section 5.3 shall be kept confidential except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding. Notwithstanding anything contained in this Agreement to the contrary, no Person will be entitled to review the Tax Returns, Tax working papers, financial statements or similar information, in each case, to the extent they relate to Income Tax of Omega, the Direct Sellers, the Buyer Parties or any Affiliate of any such Party (other than the Target Companies, JV Holdco or Firewater B.V.) for any purpose, including in connection with any Tax claim or other dispute (whether among the Parties or involving third Persons) or otherwise. In the event of a conflict between this Section 5.3 and Section 8.14, the terms of this Section 5.3 shall control.”

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(m) Section 5.4 of the EPA is hereby amended and restated in its entirety as follows:

“On the US/NL Closing Date or the JV Holdco Closing Date (as applicable), all Tax allocation and sharing Contracts (other than Customary Agreements) to which any Target Company, JV Holdco or Firewater B.V. is a party shall be terminated with respect to such Target Company, JV Holdco or Firewater B.V., as applicable, effective as of the US/NL Closing Date or the JV Holdco Closing Date (as applicable), and have no further effect (including that Buyer, its Affiliates and the Target Companies will have no liability (including for Taxes of Omega and its Subsidiaries and its Affiliates) thereunder) after the US/NL Closing Date or JV Holdco Closing Date (as applicable).”

(n) Section 5.5 of the EPA is hereby amended and restated in its entirety as follows:

“Subject to the other terms and conditions of this Article V, from and after (x) with respect to the Target Companies, the US/NL Closing and (y) with respect to JV Holdco and Firewater B.V., the JV Holdco Closing, Omega shall indemnify and hold harmless the Buyer Indemnitees from and against, and shall pay and reimburse each of the Buyer Indemnitees for, any and all (a) Pre-Closing Restructuring Taxes and (b) any Taxes remitted by Parent for or on behalf of the Target Companies, JV Holdco or Firewater B.V. in respect of any taxable period ending on or before the US/NL Closing Date or the JV Holdco Closing Date (as applicable) or the Pre-Closing Tax Period of any Straddle Period (as determined in accordance with Section 5.8) pursuant to Section 5.2(c), in the case of clauses (a) and (b), without including any such Taxes that were taken into account in the Final Working Capital, Final Net Indebtedness, Final Transaction Expenses or Final Company Joint Venture Entities Closing Adjustment; provided that, for the avoidance of doubt, Omega shall have no indemnification obligation to the Buyer Indemnitees pursuant to this Agreement with respect to any indemnification claim that is solely based on the availability of any “net operating loss carryovers” within the meaning of Section 172(b)(1)(A)(ii) of the Code or any other Tax attributes (together, “Tax Attributes”) following the Restructuring, and the amount of Taxes for which Omega is liable under this Section 5.5 shall be determined after taking into account such Tax Attributes in the relevant taxable period to the extent permitted under applicable Law. Each Buyer Party shall (i) promptly notify Omega of any audit, examination, or other proceeding by any Tax Authority in respect of Taxes for which Omega may be liable pursuant to this Section 5.5, (ii) keep Omega fully informed as to the status of such audit, examination or proceeding, (iii) allow Omega to participate (at its own expense) in such audit, examination, or proceeding, to the extent relating to Taxes for which Omega could be liable under this Section 5.5, (iv) not take any action inconsistent (including with respect to any Tax Return) with the intended tax treatment of the Restructuring and (v) not compromise, settle, or concede any issue in respect of such Taxes without the written consent of Omega (such consent not to be unreasonably withheld, conditioned, or delayed).”

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(o) Section 5.6 of the EPA is hereby amended and restated in its entirety as follows:

“From and after (a) with respect to the Target Companies, the US/NL Closing and (b) with respect to JV Holdco and Firewater B.V., the JV Holdco Closing, without first obtaining the prior written consent of Omega (such consent not to be unreasonably withheld, conditioned or delayed), Parent shall not, and shall cause its Affiliates (including, following the US/NL Closing, the Target Companies, and following the JV Holdco Closing, JV Holdco and Firewater B.V.) to not, (i) amend, refile or otherwise modify any Tax Return of a Target Company, JV Holdco or Firewater B.V. that was initially filed pursuant to Section 5.2(a) or Section 5.2(b) or any Tax election made on or relating to any such Tax Return, (ii) file a Tax Return of any of the Target Companies, JV Holdco or Firewater B.V. for a taxable period ending on or before the US/NL Closing Date or the JV Holdco Closing Date (as applicable) in a jurisdiction where such Target Company, JV Holdco or Firewater B.V. has not previously filed a Tax Return, (iii) grant an extension of any applicable statute of limitations with respect to a Tax Return of any Target Company, JV Holdco or Firewater B.V. for a Pre-Closing Tax Period, (iv) take any action on the US/NL Closing Date or the JV Holdco Closing Date (as applicable) and after the US/NL Closing or the JV Holdco Closing (as applicable) outside the ordinary course of business (other than as contemplated by this Agreement) or (v) enter into any voluntary disclosure Tax program, agreement or arrangement with any Tax Authority regarding any failure to pay Taxes or failure to file Tax Returns of any of the Target Companies, JV Holdco or Firewater B.V. for any taxable period ending on or before the US/NL Closing Date or the JV Holdco Closing Date (as applicable), in each case, to the extent such action would reasonably be expected to result in material liability to Omega pursuant to Section 5.5.”

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(p) Section 5.8 of the EPA is hereby amended and restated in its entirety as follows:

“For all purposes under this Agreement, in the case of any Straddle Period, Taxes shall be attributable to the portion of such period ending on the US/NL Closing Date, in the case of the Target Companies, or the JV Holdco Closing Date, in the case of JV Holdco and Firewater B.V., in an amount equal to: (a) in the case of any gross receipts, income, payroll, employment or similar Taxes, the portion of such Taxes allocable to the portion of the Straddle Period ending on or before the US/NL Closing Date or the JV Holdco Closing Date (as applicable), as determined on the basis of the deemed closing of the books and records of the applicable Target Company, JV Holdco or Firewater B.V. at the end of the US/NL Closing Date or the JV Holdco Closing Date (as applicable); and (b) in the case of any Taxes other than those described in clause (a), the Taxes for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days in the Straddle Period from the beginning of the Straddle Period through and including the US/NL Closing Date or the JV Holdco Closing Date (as applicable) and the denominator of which is the number of days in the entire Straddle Period. In the case of clause (a) of the preceding sentence, exemptions, credits, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions computed as if the US/NL Closing Date or the JV Holdco Closing Date (as applicable) was the last day of the Straddle Period) shall be allocated between the portion of the Straddle Period ending on the US/NL Closing Date or the JV Holdco Closing Date (as applicable) and the portion of the Straddle Period thereafter in proportion to the number of days in each such portion. For purposes of a Tax that is imposed as a result of the application of any rule under Subpart F of Subchapter N of the Code, the taxable period shall be assumed to end on the US/NL Closing Date or the JV Holdco Closing Date (as applicable) using a “closing of the books” method.”

(q) Section 8.2 of the EPA is hereby amended and restated in its entirety as follows:

“All notices and other communications hereunder shall be in writing and shall be deemed duly given on the date of delivery if delivered personally, by email (with confirmation of transmission generated by the sender’s machine) (provided that any notice received by email transmission at the addressee’s location on any non-Business Day or any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), or sent by a nationally recognized overnight courier service (with confirmation of delivery). All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the Party to receive such notice in a notice given in accordance with this Section 8.2:

If to Omega, the US Direct Seller or the NL Direct Seller, to:

OCI Global

Level 14, Al Maryah Tower, ADGM Square, Al Maryah Island

Abu Dhabi, UAE

Attn: Hassan Badrawi

Email: [redacted: email address]

with copy to (which shall not constitute notice): [redacted: email address]

MTDOCS 60650250	11

and with copy to (which shall not constitute notice):

Allen Overy Shearman Sterling LLP

599 Lexington Avenue

New York, NY 10022

Attn: Romain Dambre

Email: [redacted: email address]

If to Parent, the US Buyer or the NL Buyer, to:

Methanex Corporation

Suite 1800, 200 Burrard Street

Vancouver, BC V6C 3M1

Canada Attn: Kevin Maloney

Email: [redacted: email address]

with copy to (which shall not constitute notice):

McCarthy Tétrault LLP

745 Thurlow Street, Suite 2400

Vancouver, BC V6E 0C5

Canada

Attn: Robin Mahood; Claire Sung

Email: [redacted: email address]”

(r) The following definitions in Article IX of the EPA are hereby amended and restated in their entirety as follows:

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. As used in this definition, “control” means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person (whether through ownership of voting securities or equity interest in the registered capital of that Person, by Contract or otherwise); provided that (a) prior to the US/NL Closing, the Target Companies shall be deemed to be Affiliates of the Omega Companies and, from and following the US/NL Closing, the Target Companies shall be deemed to be Affiliates of the Buyer Parties (and not of any Omega Companies), (b) prior to the JV Holdco Closing, JV Holdco and Firewater B.V. shall be deemed to be Affiliates of the Omega Companies and, from and following the JV Holdco Closing, JV Holdco and Firewater B.V. shall be deemed to be Affiliates of the Buyer Parties (and not of any Omega Companies), and (c) the Company Joint Venture Entities (other than JV Holdco and Firewater B.V.) and N-7 LLC shall not be deemed to be Affiliates of any Omega Companies or Target Companies.”

“Pre-Closing Restructuring Taxes” means any Taxes for which the Target Companies or, to the extent that the JV Holdco Sale is consummated, JV Holdco or Firewater B.V. are liable that result from, or are attributable to, (a) the Restructuring or (b) the termination of any intercompany Indebtedness, Trade Amount, Related Party Transactions or Intercompany Obligations pursuant to Section 4.12 and (in each case) are unpaid as of the US/NL Closing Date or the JV Holdco Closing Date (as applicable).

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“Pre-Closing Tax Period” means (a) with respect to the Target Companies, any taxable year or period (or portion thereof) that ends on or before the US/NL Closing Date and (b) with respect to JV Holdco and Firewater B.V., any taxable year or period (or portion thereof) that ends on or before the JV Holdco Closing Date.

“Straddle Period” means (a) with respect to the Target Companies, any Tax period that begins before and includes, but does not end on, the US/NL Closing Date and (b) with respect to JV Holdco and Firewater B.V., any Tax period that begins before and includes, but does not end on, the JV Holdco Closing Date.

2. Representations and Warranties of the Parties. Each Party represents and warrants to the other Parties that:

(a) it has the power and authority necessary to execute and deliver this Amendment and to perform its obligations and consummate the transactions contemplated hereunder;

(b) the execution and delivery of, and the performance of its obligations under, this Amendment, and the consummation by such Party of the transactions contemplated hereunder, have been duly authorized by all requisite corporate or similar organizational action on behalf of such Party, and no other corporate proceedings on the part of such Party are necessary to authorize the execution, delivery and performance by such Party of this Amendment; and

(c) assuming this Amendment constitutes the valid and legally binding obligations of the other Parties, this Amendment constitutes the valid and legally binding obligations of such Party, enforceable against such Party in accordance with their terms, subject to applicable Enforceability Exceptions.

3. References. Each reference to “hereof,” “herein,” “hereunder,” “hereby,” “this Agreement” and words of similar import set forth in the EPA shall, from and after the date of this Amendment, refer to the EPA as further amended by this Amendment. Notwithstanding the foregoing, references to the date of the EPA, as amended hereby, including references to “the date hereof,” “the date of this Agreement” and words of similar import, shall in all instances continue to refer to September 8, 2024.

4. Effect of Amendment. Except as expressly modified hereby, the EPA remains unchanged and in full force and effect in accordance with its terms. Upon the execution and delivery of this Amendment, the EPA shall thereupon be deemed to be amended as hereinabove set forth as fully and with the same effect as if the amendments, restatements and supplements made hereby were originally set forth in the EPA, and this Amendment and the EPA shall henceforth be read, taken and construed as one and the same instrument, but such amendments, restatements and supplements shall not operate so as to render invalid or improper any action heretofore taken under the EPA.

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5. General Provisions. Sections 8.1 (Survival), 8.2 (Notices) (after giving effect to this Amendment), 8.3 (Interpretation), 8.4 (Counterparts; Effectiveness), 8.5 (Entire Agreement; Third Party Beneficiaries), 8.6 (Severability), 8.7 (Assignments; Change of Control), 8.8 (Amendments), 8.9 (Extension; Waiver) 8.10 (Governing Law and Venue; Waiver of Jury Trial), 8.12 (Fees; Expenses), 8.13 (Nonrecourse) and 8.17 (Guaranty) are incorporated by reference into this Amendment, mutatis mutandis.

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IN WITNESS WHEREOF, the undersigned have executed this Amendment to the EPA as of the date first written above.

OCI N.V.

By:	(Signed)
Name: Hassan Badrawi
Title: Chief Executive Officer

IAPETUS B.V.

By:	(Signed)
Name: Maud de Vries
Title: Director B

By:	(Signed)
Name: Beshoy Guirguis
Title: Director A

OCI CHEM 3 B.V.

By:	(Signed)
Name: Maud de Vries
Title: Director B

By:	(Signed)
Name: Beshoy Guirguis
Title: Director A

OCI CHEM 2 B.V.

By:	(Signed)
Name: Maud de Vries
Title: Director B

By:	(Signed)
Name: Beshoy Guirguis
Title: Director A

[Signature Page to EPA Amendment No. 3]

METHANEX CORPORATION

By:	(Signed)
Name: Dean Richardson
Title: Senior Vice President, Finance and Chief Financial Officer

By:	(Signed)
Name: Kevin Price
Title: Senior Vice President, General Counsel and Corporate Secretary

METHANEX US OPERATIONS INC.

By:	(Signed)
Name: Jennifer Wells
Title: President

By:	(Signed)
Name: Belinda Seales
Title: Secretary

METHANEX DUTCH HOLDINGS B.V.

By:	(Signed)
Name: Dean Richardson
Title: Director

By:	(Signed)
Name: Kevin Price
Title: Director

[Signature Page to EPA Amendment No. 3]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: June 27, 2025	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary